SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒   Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐   No    ☒

Announcement  |  Lisbon  |  24 June 2010

Management Transactions

Portugal Telecom, SGPS, S.A. (“PT”) was notified by Telefónica, S.A. (“Telefónica”), pursuant to the terms of article 248-B of the Portuguese Securities Code and of article 14 of CMVM Regulation no. 5/2008, of the transactions on PT shares described in the notification attached hereto.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

1

To: Portugal Telecom, SGPS, S.A.

Avenida Fontes Pereira de Melo, no. 40, 10º

1069-300 Lisbon

Madrid, 23 June 2010

RE:                  Transactions carried out by Telefónica, S.A. on shares issued by Portugal Telecom, SGPS, S.A. (“PT”) or financial instruments related thereto

Dear Sirs,

Pursuant to the terms and for the purposes of article 248-B of the Portuguese Securities Code and of article 14 of CMVM Regulation no. 5/2008, Telefónica, S.A., with registered offices located at Gran Vía 28, 28013 Madrid, Spain, with a share capital of €4,563,996,485.00, registered before the Commercial Registry of Madrid, Tomo 12,534, Folio 21, Sheet M-6164, registration number 1359, taxpayer number A-28/015865 (“Telefónica”) hereby informs that it carried out the following transactions on PT shares and financial instruments related thereto:

Nature	Date	Location	Price (€)	Volume (no. of shares)
Disposal of shares	17.06.2010	OTC	8.70€/share	15,689,000
Disposal of shares	18.06.2010	OTC	8.839€/share	17,839,589
Disposal of shares	21.06.2010	OTC	8.853€/share	24,676,250

Financial Instrument	Date	Location	Price (€)	Volume (no. of shares)
Equity swap (with cash settlement)	17.06.2010	OTC	Not applicable	15,689,000
Equity swap (with cash settlement)	18.06.2010	OTC	Not applicable	17,839,589
Equity swap (with cash settlement)	21.06.2010	OTC	Not applicable	38,000,000

Telefónica further informs that, following such transactions, it now directly holds 18,122,661 PT shares.

Telefónica is required to make this notification as a result of being considered a person closely related to the management of PT, in the terms of article 248-B, number 4, paragraph b) of the Portuguese Securities Code, since two members of PT’s board of directors are also Telefónica’s corporate managers.

Yours faithfully,

TELEFÓNICA, S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.